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                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                (Amendment No.1)*




                            JWGENESIS FINANCIAL CORP.

                                (Name of Issuer)
                                  Common Stock
                         (Title of Class of Securities)


                                   0001598431
                                 (CUSIP Number)


                             Gerard A. Chamberlain,
                           Wilmington Trust Company,
                              Rodney Square North,
                           1100 North Market Street,
                           Wilmington, Delaware 19890
                                 (302) 651-1268

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                November 23, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ( ).

NOTE:  Schedules  filed in paper format shall include a signed original and five
copies of the schedule,  including all exhibits.  See Section   240.13d-7(b) for
other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0001598431                SCHEDULE 13D              Page 2 of 11 pages

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Siobain-VI, Ltd.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) (X)
                                                                         (b) ( )
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

           AF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)          ( )

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
          7          SOLE VOTING POWER
NUMBER OF
SHARES               0
BENEFI-
CIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
          ----------------------------------------------------------------------
          8          SHARED VOTING POWER

                     300,000
          ----------------------------------------------------------------------
          9          SOLE DISPOSITIVE POWER

                     0
          ----------------------------------------------------------------------
          10         SHARED DISPOSITIVE POWER

                     300,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          300,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                               ( )
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.79%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

CUSIP No. 0001598431                SCHEDULE 13D              Page 3 of 11 pages

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Wilmington Trust Company
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) (X)
                                                                         (b) ( )

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                ( )

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
          7          SOLE VOTING POWER

NUMBER OF
SHARES               0
BENEFI-
CIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
          ----------------------------------------------------------------------
          8          SHARED VOTING POWER

                     300,000
          ----------------------------------------------------------------------
          9          SOLE DISPOSITIVE POWER

                     0
          ----------------------------------------------------------------------
          10         SHARED DISPOSITIVE POWER

                     300,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          300,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                               ( )
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.79%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          BK, HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

CUSIP No. 0001598431                SCHEDULE 13D              Page 4 of 11 pages

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Wilmington Trust Corporation
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  (X)
                                                                        (b)  ( )
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          00
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                ( )

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
          7          SOLE VOTING POWER

NUMBER OF
SHARES               0
BENEFI-
CIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
          ----------------------------------------------------------------------
          8          SHARED VOTING POWER

                     300,000
          ----------------------------------------------------------------------
          9          SOLE DISPOSITIVE POWER

                     0
          ----------------------------------------------------------------------
          10         SHARED DISPOSITIVE POWER

                     300,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          300,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                               ( )
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.79%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO, HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

CUSIP No. 0001598431                SCHEDULE 13D              Page 5 of 11 pages

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          WT Investments, Inc.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  (X)
                                                                        (b)  ( )
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          00
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                 ( )

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
          7          SOLE VOTING POWER

NUMBER OF
SHARES               0
BENEFI-
CIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
          ----------------------------------------------------------------------
          8          SHARED VOTING POWER

                     0
          ----------------------------------------------------------------------
          9          SOLE DISPOSITIVE POWER

                     0
          ----------------------------------------------------------------------
          10         SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                               ( )
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                                              Page 6 of 11 pages
Item 1.  Security and Issuer.

      The issuer of the securities which are the subject of this Amendment No. 1 to Schedule 13D is JW Genesis Financial Corp., a Florida corporation ("JW Genesis"). JW Genesis' address is 980 North Federal Highway, Boca Raton, Florida 33432.

      The class of equity security to which this Schedule 13D relates is JWGenesis' common stock, $.001 par value per share ("Common Stock").

Item 2.  Identity and Background.

      (a-c) The names of the persons filing this Amendment No. 1 to Schedule 13D (each a "Filing Person" and, collectively, the "Filing Persons") are Siobain-VI, Ltd.("Siobain"), Wilmington Trust Company, ("Bank"), Wilmington Trust Corporation ("Holding Company"),and WT Investments, Inc. ("WT"). The Bank owns all of the issued and outstanding stock of Siobain. The Holding Company owns all of the issued and outstanding stock of the Bank and WTI.

      (1) Siobain is a Delaware-chartered corporation. Its principal business is holding title to and managing certain real estate on behalf of the Bank. The address of its principal business and principal office is Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890.

            Siobain's directors are:

            a. Robert A. Matarese. Mr. Matarese's residence address is 225 Hawkes Court, Hockessin, Delaware 19707. He is Senior Vice President of the Bank and a citizen of the United States.

            b. Edmond B. Coverdale. Mr. Coverdale's residence address is 131 Ballantrae Drive, Elkton, Maryland 21921. He is a Vice President of the Bank and a citizen of the United States.

            c. James F. Headley, Jr. Mr. Headley's residence address is 114 Downs Drive, Wilmington, Delaware 19807. He is a Vice President of the Bank and a citizen of the United States.

            Siobain's executive officers are:

            a. Mr. Coverdale.

            b. Mr. Headley.

            c. Anthony M. D'Imperio. Mr. D'Imperio's residence address is 47 Millbridge Road, Clementon, New Jersey 08021. He is a Vice President of the Bank and a citizen of the United States.

            d. Wayne M. Irwin. Mr. Irwin's residence address is 1217 Janice Drive, Newark, Delaware 19713. He is a Vice President of the Bank and a citizen of the United States.

      (2) The Bank is a Delaware-chartered bank and trust company. Its principal business address and principal office are Rodney Square North, 1100 North Market

Street, Wilmington, Delaware 19890. The Bank's principal business is serving as a financial services company.

            The Bank's directors are:

            a. Carolyn S. Burger. Ms. Burger's residence address is 354 East Hillendale Road, Kennett Square, Pennsylvania 19348. She is a principal in CB Associates, Inc., a consulting firm specializing in legislation, technology development for senior executives and executive coaching with an office at 354 East Hillendale Road, Kennett Square, Pennsylvania 19348. Ms. Burger is a citizen of the United States.

            b. Ted T. Cecala. Mr. Cecala's residence address is 7 Summitt Lane, Montchanin, Delaware 19710. He is Chairman of the Board and Chief Executive Officer of the Bank and a citizen of the United States.

            c. Richard R. Collins. Mr. Collins' residence address is 1301 North Harrison Street, Dorsett Apartments, Apartment 1006, Wilmington, Delaware 19806. He is Chairman of Collins, Inc., a consulting firm for various insurance industry associations and financial and non-financial companies with a mailing address of P.O. Box 3980, Wilmington, Delaware 19807. Mr. Collins is a citizen of the United States.

            d. Charles S. Crompton, Jr. Mr. Crompton's mailing address is P.O. Box 3946, Greenville, Delaware 19807. He is a partner in the law firm of Potter, Anderson & Corroon, whose principal business address and principal office are Hercules Plaza, 1313 North Market Street, Sixth Floor, Wilmington, Delaware 19801. Mr. Crompton is a citizen of the United States.

            e. H. Stewart Dunn, Jr. Mr. Dunn's residence address is 418 South Lee Street, Alexandria, Virginia 22314. He is a partner in the law firm of Ivins, Phillips & Barker, whose principal business address and principal office are 1700 Pennsylvania Avenue, N.W., Washington, D.C. 20006. Mr. Dunn is a citizen of the United States.

            f. Edward B. duPont. Mr. duPont's residence address is 100 Snuff Mill Road, Wilmington, Delaware 19807. He is a private investor with an office at 100 West Tenth Street, Suite 1109, Wilmington, Delaware 19801. Mr. duPont is a citizen of the United States.

            g. R. Keith Elliott. Mr. Elliott's residence address is 317 Kennett Pike, Mendenhall, Pennsylvania 19307. He is Chairman of the Board of Hercules Incorporated, a chemical company whose principal business address and principal office are Hercules Plaza, 1313 North Market Street, Wilmington, Delaware 19899. Mr. Elliott is a citizen of the United States.

            h. Robert V. A. Harra, Jr. Mr. Harra's residence address is 34 Hill Road, Wilmington, Delaware 19806. He is President of the Bank and a citizen of the United States.

            i. Andrew B. Kirkpatrick, Jr. Mr. Kirkpatrick's residence address is 9 Barley Mill Drive, Greenville, Delaware 19807. He is of counsel to the law firm of Morris, Nichols, Arsht and Tunnell, whose principal business address and principal office is 1105 North Market Street, P.O. Box 1347, Wilmington, Delaware 19899. Mr. Kirkpatrick is a citizen of the United States.

            j. Rex L. Mears. Mr. Mears's mailing address is Route 4, Box 35, Seaford, Delaware 19973. He is President of Ray S. Mears and Sons, Inc., a farming corporation with a mailing address of Route 4, Box 35, Seaford, Delaware 19973. Mr. Mears is a citizen of the United States.

            k. Hugh E. Miller. Mr. Miller's residence address is 9 Carriage Path, Chadds Ford, Pennsylvania 19317. He is retired and a citizen of the United States.

            l. Stacey J. Mobley. Mr. Mobley's residence address is 141 Deer Valley Lane, Wilmington, Delaware 19807. He is Senior Vice President, External Affairs, E. I. duPont de Nemours and Company, Incorporated, a chemical company with an office at 9510 Nemours Building, 1007 Market Street, Wilmington, Delaware 19898. He is a citizen of the United States.

            m. Leonard W. Quill. Mr. Quill's residence address is 2404 West 17th Street, Wilmington, Delaware 19806. He is retired and a citizen of the United States.

            n. David P. Roselle. Mr. Roselle's residence address is 47 Kent Way, Newark, Delaware 19711. He is President of the University of Delaware, with an office at 104 Hullihan Hall, Newark, Delaware 19716. Mr. Roselle is a citizen of the United States.

            o. H. Rodney Sharp, III. Mr. Sharp's residence address is Eagles Way, Kings Creek, Rehoboth, Delaware 19971. He is retired and a citizen of the United States.

            p. Thomas P. Sweeney. Mr. Sweeney's residence address is 2301 Delaware Avenue, Wilmington, Delaware 19806. He is a partner in the law firm of Richards, Layton & Finger, whose principal business address and principal office are One Rodney Square, P.O. Box 551, Wilmington, Delaware 19899. Mr. Sweeney is a citizen of the United States.

            q. Mary Jornlin Theisen. Ms. Theisen's residence address is 4005 Heather Drive, Wilmington, Delaware 19807. She is a citizen of the United States.

            r. Robert W. Tunnell, Jr. Mr. Tunnell's residence address is E 1002 Barb Row, Pot Nets East, Long Neck, Delaware 19966. He is managing partner of Tunnell Companies, L.P., an owner and developer of real estate with a mailing address of R.D. 1, Box 291, Long Neck, Delaware 19966. Mr. Tunnell is a citizen of the United States.

      The Bank's executive officers are:

            a. Mr. Cecala.

            b. Howard K. Cohen. Mr. Cohen's residence address is 1105 Graylyn Road, Chatham, Wilmington, Delaware 19803. He is Senior Vice President of the Bank and is a citizen of the United States.

            c. William J. Farrell, II. Mr. Farrell's residence address is 23 Kenwick Road, Hockessin, Delaware 19707. He is Senior Vice President of the Bank and a citizen of the United States.

            d. David R. Gibson. Mr. Gibson's residence address is 10 Sayers Court, Brookstone, Wilmington, Delaware 19803. He is Senior Vice President of the Bank and a citizen of the United States.

            e. Mr. Harra.

            f. Hugh D. Leahy, Jr. Mr. Leahy's residence address is 2022 Delaware Avenue, Wilmington, Delaware 19806. He is Senior Vice President of the Bank and is a citizen of the United States.

            g. Mr. Matarese.

            h. Rita C. Turner. Ms. Turner's residence address is 2211 Riddle Avenue, Wilmington, Delaware 19806. She is Senior Vice President of the Bank and is a citizen of the United States.

            i. Rodney P. Wood. Mr. Wood's residence address is 702 Princeton Road, Wilmington, Delaware 19807. He is Senior Vice President of the Bank and a citizen of the United States.

      (3) The Holding Company is a Delaware-chartered bank and thrift holding company. The address of its principal business and principal office is Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890. The Holding Company owns all of the outstanding stock of the Bank, WTI and two other depository institutions, Wilmington Trust of Pennsylvania and Wilmington Trust FSB.

      The Holding Company's directors are the same as the directors of the Bank. Its executive officers are Messrs. Cecala, Harra, Gibson and Farrell. Mr. Cecala is the Holding Company's Chairman of the Board and Chief Executive Officer, Mr. Harra is its Executive Vice President and Chief Operating Officer, Mr. Gibson is its Senior Vice President and Chief Financial Officer and Mr. Farrell is its Senior Vice President and Assistant Secretary.

      (4) WTI is a Delaware-chartered corporation. Its principal business is managing certain investments. The address of its principal business and principal office is Rodney Square North, 1100 North Market Street, Wilmington, Delaware 9890.

      WTI's directors are Messrs. Cecala and Christian.

      Mr. Cecala is WTI's Chairman of the Board and President. Messrs. Christian and Gibson are WTI's Senior Vice Presidents.

      (d) No Filing Person nor any of its directors or executive officers has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      (e) No Filing Person nor any of its directors or executive officers has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of that proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to those laws.

Item 3.  Source and Amount of Funds or Other Consideration.

      On January 19, 1996, JW Charles Financial Services, Inc., the predecessor to JWGenesis ("JW Charles"), issued a warrant to WTI, in connection with a loan the Bank made to JW Charles, as more fully described in Item 4 below.

      No other Filing Person nor any director or executive officer of any Filing Person made any payment to JWGenesis or JW Charles for that warrant.

Item 4.  Purpose of Transaction.

      On June 12, 1998, JWGenesis and JW Charles consummated a series of transactions in which JWGenesis acquired Genesis Merchant Group Securities LLC ("Genesis") and JW Charles. As a result of those transactions, JWGenesis succeeded to the businesses of JW Charles and Genesis, with both becoming wholly-owned subsidiaries of JWGenesis.

      On January 19, 1996, the Bank issued to JW Charles an unsecured, revolving line of credit in the maximum principal amount of $2,500,000 (the "Line of Credit"). A copy of the Line of Credit was attached as Exhibit B to the Schedule 13D WTI, the Bank and the Holding Company filed on January 29, 1996. The unpaid balance of advances drawn under the Line of Credit bear interest at a variable rate based on changes in an index which is designated as the Bank's "National Commercial Rate." That rate currently is 8.5% per annum.

      JWGenesis must make monthly payments of interest on the unpaid balance of the Line of Credit, and must pay the outstanding principal and all unpaid interest on December 31, 2002. No amount is outstanding under the Line of Credit on January 18, 2000.

      On January 19, 1996, WTI acquired a warrant to purchase up to 400,000 shares of JW Charles' common stock. By a Stock Assignment Agreement dated September 29, 1998, a copy of which is attached hereto as Exhibit 99.2, WTI assigned its interest in the Warrant to Siobain. JWGenesis issued to Siobain an amended and restated warrant, which is attached hereto as Exhibit 99.3 (the "Warrant"). Siobain can exercise the Warrant in whole or in part, at any time and from time to time, until December 31, 2002. The Warrant may be exercised by Siobain's paying JWGenesis an amount equal to $11.30 multiplied by the number of shares of JWGenesis' common stock being purchased. The Warrant contains certain antidilution provisions and provides for certain adjustments in the event of dividends and other distributions on JWGenesis' common stock or upon a reorganization, reclassification, merger or sale of JWGenesis. WTI is a party to this Amendment No. 1 to Schedule 13D solely to indicate that it has transferred its interest in the Warrant to Siobain.

      Siobain acquired the Warrant for investment. The Warrant is not transferable except to an affiliate of Siobain. In addition, the Warrant has not been registered under the Securities Act of 1933 or any state "blue sky" law. The Warrant provides Siobain with certain "piggyback" registration rights for the shares underlying the Warrant if JWGenesis files a registration statement relating to any of its securities before the end of the Warrant's term. In addition, the resale of the shares underlying the Warrant has been registered under the Securities Act of 1933. Under a Registration and Disposition Agreement among JWGenesis, WTI and Siobain dated August 3, 1999, a copy of which is attached hereto as Exhibit 99.4, and a certain letter agreement among JW Genesis, WTI and Siobain dated September 22, 1999, a copy of which is attached hereto as Exhibit 99.5 (the "Letter Agreement"), JWGenesis undertook to maintain the effectiveness of that registration until September 22, 2000, and Siobain agreed to certain limitations in disposing of the shares underlying the Warrant. These include Siobain's agreeing not to sell more than 25,000 shares of JWGenesis' stock in any consecutive five-day period, subject to certain exceptions.

      Siobain has no other authority to demand registration of the Warrant or the shares of common stock of JWGenesis that would be issued upon the Warrant's exercise. Siobain exercised a portion of the Warrant to buy 100,000 shares of JWGenesis' stock on August 17, 1999, As a result of JWGenesis' registration of Siobain's resale of the Warrant shares, Siobain was permitted to sell those shares and, through December 17, 2000, completed those sales. On January 14, 2000, Siobain exercised another portion of the Warrant to buy an additional 100,000 shares of JWGenesis stock. Subject to market conditions and the Registration and Disposition Agreement, Siobain may sell all or a portion of these and the remaining warrant shares from time to time.

      At present, except as indicated in the preceding paragraph, (a) no Filing Person nor any of its directors or executive officers has any plans to purchase additional warrants for or shares of JWGenesis' common stock and (b) Siobain has no plans to dispose of the Warrant.

      Under the Line of Credit, JW Charles agreed to use its best efforts to cause its Board of Directors to include one representative of the Bank, or representation equal to 10% of JWGenesis' Board of Directors, whichever is greater, for as long as Siobain holds the Warrant or owns more than 4.9% of JW Genesis' common stock. However, the Bank has not exercised its rights under this provision and has no plan at present to do so.

      No Filing Person nor any of its directors or executive officers has any plans or proposals which relate to or would result in:

      (a)  An   extraordinary   corporate   transaction,   such  as  a   merger,
reorganization or liquidation, involving JWGenesis or any of its subsidiaries;

      (b) A sale or transfer of a material amount of assets of JWGenesis or any of its subsidiaries;

      (c) Any change in the present board of directors or management of JWGenesis, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on that board of directors;

      (d) Any material change in JWGenesis' present capitalization or dividend policy;

      (e) Any  other  material  change   in  JWGenesis'  business  or  corporate
structure;

      (f) Changes in JWGenesis' charter or bylaws or other actions which may impede the acquisition of control of JWGenesis by any person;

      (g) Causing  a class   of  JWGenesis'  securities  to be  delisted  from a
national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (h) A   class  of  JWGenesis'  equity  securities  becoming  eligible  for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

      (i) Any action similar to any of those enumerated above.

The Filing Persons and their directors and executive officers reserve the right to adopt such plans and proposals in the future, subject to applicable regulatory requirements, if any.

Item 5.  Interest in Securities of the Issuer.

      (a) and (b) As of January 18, 2000, Siobain held 100,000 shares of JWGenesis common stock and the Warrant, which entitles it to acquire up to an additional 200,000 shares of JWGenesis' common stock. These represent approximately 4.79% of the 6,266,095 shares of JWGenesis' common stock that would be outstanding if the Warrant were exercised in full, based on the Report on Form 13E-4 that JWGenesis filed with the Securities and Exchange Commission on January 11, 2000. Siobain has shared beneficial ownership and shared power to vote and dispose of the shares of common stock it may acquire upon exercise(s) of the Warrant with the Bank and the Holding Company, as the Holding Company controls the Bank and the Bank controls Siobain. Neither the Bank nor the Holding Company has any right directly to vote or dispose of the Warrant nor the shares of common stock underlying the Warrant.

      (c) Except for Siobain's exercise of the Warrant for 200,000 Warrant shares and the sale of 100,000 of those shares mentioned in Item 4 above, no Filing Person nor, to the best knowledge of each Filing Person, any of its directors or executive officers, has made any purchase or sale of JWGenesis' common stock within 60 days prior to January 18, 2000.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Except for the Line of Credit, the Warrant, the Registration and Disposition Agreement and the Letter Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the

Filing Persons or any of their directors or executive officers or between any of the Filing Persons or any of their directors or executive officers and any other person with respect to JWGenesis' common stock, including but not limited to transfer or voting of any shares of its common stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

            Joint Filing Agreement attached hereto as Exhibit 99.1.

            Stock Assignment Agreement attached hereto as Exhibit 99.2.

            Amended and Restated Warrant attached hereto as Exhibit 99.3.

            Registration and Disposition Agreement attached hereto as Exhibit 99.4.

            Letter Agreement attached hereto as Exhibit 99.5.

            Line of Credit. Previously filed as Exhibit B to the Schedule 13D filed on January 29, 1996.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          SIOBAIN-VI, LTD.

Date: January 18, 2000                    By: /s/ Edmond B. Coverdale
                                             ---------------------------
                                             Edmond B. Coverdale,
                                             Vice President


                                          WILMINGTON TRUST COMPANY


Date: January 18, 2000                    By: /s/ David R. Gibson
                                             ---------------------------
                                             David R. Gibson,
                                             Senior Vice President and
                                             Chief Financial Officer









                                          WILMINGTON TRUST CORPORATION


Date: January 18, 2000                    By: /s/ David R. Gibson
                                             ---------------------------
                                             David R. Gibson,
                                             Senior Vice President and
                                             Chief Financial Officer


                                          WT INVESTMENTS, INC.



Date: January 18, 2000                    By: /s/ David R. Gibson
                                             ---------------------------
                                             David R. Gibson,
                                             Senior Vice President